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                                                                     Exhibit 3.4

                               First Amendment to
                              Amended and Restated
                               OPERATING AGREEMENT
                                       for
                               Kaiser Ventures LLC
                      A Delaware Limited Liability Company

     This First Amendment (the "Amendment") is made as of January 15, 2002 and effective as of January 1, 2002 to the Operating Agreement (the "Agreement") dated as of July 10, 2001 of Kaiser Ventures LLC (the "Company"), a limited liability company under the laws of the State of Delaware, with reference to the following facts:

     A. With the liquidation of Kaiser Ventures Inc. ("Kaiser Inc.") for tax purposes by virtue of the merger of that corporation into the Company, the Board (capitalized terms not otherwise defined in this Amendment will be as defined in the Agreement) has determined to terminate the Kaiser Inc. Long Term Transaction Incentive Program (the "TIP"). Based on a value of Kaiser Inc. at $11.50 per share at the time of the merger into the Company, the participants in the TIP (the "Participants") would not be entitled to any further current payment under the TIP. Section 3.3 of the TIP empowers the Board to provide the Participants with securities representing the Participants' interest at the time of any distribution to the shareholders of Kaiser. As a result, under the terms and condition of this Amendment, the Participants will be admitted to the Company as Members.

     NOW THEREFORE, pursuant to the authority granted to it under the Agreement, the Board has approved the following amendment to the Agreement:

1. Authorization of Units. The Company hereby creates two additional classes of Units, to be denominated the Class C Units and the Class D Units. Holders of Class C Units will be referred to as "Class C Unit Members" and holders of Class D Units will be referred to as "Class D Unit Members." The total number of Class C Units and Class D Units will initially in the aggregate equal 1000, which may decline if any Units are repurchased under Section 9. Except as set forth in
Section 9, no additional Class C Units or (except upon conversion of Class C Units) Class D Units may be issued after the date hereof.

2. Issuance of Units. In consideration of a release of all obligations by the Company under the TIP, and the continued availabilty of that person to render services to the Company, the Company hereby issues the following units to the following Participants:

           Member               Class C Units          Class D Units
         Rick Stoddard               400
         Terry Cook                  240
         James Verhey                160
         Anthony Silva                72                    48
         Paul Shampay                 80

3. Capital. Upon issuance of these Units under Section 2, each Class C Unit Member or Class D Unit Member will have a capital account of zero with respect to those Units.

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4.    Allocation of Net Profits and Net Losses. Subject to the Regulatory
Allocations in Schedule I of the Agreement, and after any allocations to the Class B Units but before any allocations to the Class A Units, during any year in which the Class C Units and Class D Units receive a distribution under
Section 5 of this Amendment, each Class C Unit and each Class D Unit will be allocated an amount of the Net Profits (or if the Company does not have Net Profits in that year equal to or greater than the amount of such distribution, items of gross income) equal to the amount of such distribution with respect to such Unit, with the character (capital gain, ordinary income, etc.) of the Net Profits or gross income to reflect the portion of each type of income recognized by the Company with respect to that asset(s) after the date thereof, as determined by the Board in good faith.

5.    Distributions.

      5.1. Amount. Subject to Section 5.3 of the Agreement, and after any distributions to the Class B Members but before any distributions to the Class A Members, the Class C Units and Class D Units will receive distributions as follows:

      (1)   (a) Within 45 days after MRC has been Monetized, an amount equal to
      (i) 2.5% of any Realized Value from that asset in excess of $27,021,546, plus (ii) an additional 2.5% of any such Realized Value in excess of $32,800,000.

            (b) Within 45 days after the West Valley MRF has been Monetized, an amount equal to (i) 2.5% of any Realized Value from that asset in excess of $6,917,330, plus (ii) an additional 2.5% of any such Realized Value in excess of $8,396,574.

            (c) Within 45 days after the Other Assets have been Monetized, an amount equal to (i) 2.5% of any such Realized Value from that asset in excess of $1,639,317, plus (ii) an additional 2.5% of any such Realized Value in excess of $1,989,879.

      (2) Within 45 days after each of the MRC, the West Valley MRF and the Other Assets have all been Monetized, an amount equal to (i) 10% of any Aggregate Realized Value in excess of $22,075,465.96, less (ii) any distributions previously made under clause 1 of this Section 5.1.

      5.2. Allocations of Distributions. Any distributions under this Section 5 will be made to each Class C Unit Member and each Class D Unit Member based on his Class C Equivalent Interest at the record date for the distribution.

      5.3. Calculations. The Company shall provide each Class C Unit Member and each Class D Unit Member, at any time at which a payment is due hereunder, with a statement setting forth its calculation of the payment(s) then due. Each Class C Unit Member and each Class D Unit Member shall have 30 days to review such statement, and unless such Class C Unit Member or Class D Unit Member provides written notice to the Company of any objections to the calculation within that period, the calculation shall be final and binding. If a Class C Unit Member or a Class D Unit Member timely objects to the statement, the dispute will be immediately submitted to an arbitrator agreed by the Company on the one hand and the Class C Unit Members and Class D Unit Members holding a majority of the Class C Equivalent Interests with respect to that statement on the other hand or, if no such arbitrator is agreed upon within 15 days, the dispute shall be resolved under the commercial arbitration rules of the American Arbitration Association. In calculating the amounts due, the decisions, determinations and interpretations of the Board and the Committee made in good faith shall be final and binding on all Class C Unit Members and Class D Unit Members.

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6.    Voting. The Class C Units and Class D Units will not have the right to vote on any matter except as required by law, but will receive notice of Members' meetings and will be entitled to attend such meetings. A Class C Unit Member or a Class D Unit Member who is not also a Class A Unit Member is not entitled to bring business before an annual or special meeting of the Members.

7. Transfer and Assignment. Class C Unit Members and Class D Unit Members may not Transfer Class C Units or Class D Units or the right to receive distributions with respect to those Units.

8. Conversion. Whenever (i) a Class C Unit Member ceases to work for the Company and its subsidiaries on a full or part time basis as determined in good faith by the Board or (ii) as otherwise set out in an agreement approved by the Board with that Class C Unit Member, his or her Class C Units will be automatically converted into Class D Units. Class C Units or Class D Units shall not confer upon a holder any right with respect to continuing the holder's employment or consulting relationship with the Company, nor shall it interfere in any way with the holder's right or the Company's right to terminate such employment or consulting relationship at any time, with or without cause.

9. Repurchase. On any termination by the Company or its subsidiaries of a Class C Unit Member or a Class D Unit Member for Cause (as defined in the Holder's employment agreement)(a "Terminated Member"), all of his Class C Units and Class D Units will be repurchased by the Company in exchange for an aggregate of $1.00. The Board may in its discretion award any replacement executive (provided the replacement is not already a Class C Unit Member or a Class D Unit Member) for any Terminated Member a number of Units up to the number of Units held by the Terminated Member, and the replacement executive will thereafter be treated as a Class C Unit Member or a Class D Unit Member. At no time may sum of the number of Class C Units and Class D Units exceed 1,000.

10. Record Date and Closing of Transfer Books. The Board may not fix a record date more than forty-five (45) days prior to any distribution with respect to the Class C Units and the Class D Units.

11. Amendments or Alteration. In addition to the requirements for amendment to the Agreement set out in the Agreement, no amendment shall decease the rights of a Class C Unit Member or a Class D Unit Member with respect to those Units without his consent.

12. Agreement Controls. Except as expressly set out in this Amendment, the terms of the Agreement will continue in effect, and will govern the rights and obligations of the Class C Unit Members and the Class D Unit Members.


IN WITNESS WHEREOF, Kaiser Ventures Inc. has executed this Agreement, effective as of the date written above.

                                            Kaiser Ventures LLC


                                            By: /s/ Richard E. Stoddard
                                                ------------------------------
                                                Richard E. Stoddard
                                                President and CEO

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                       Additional and Amended Definitions

"Aggregate Realized Value" means the Realized Value of the MRC, the West Valley MRF and the Other Assets (including in each case, any reasonable reserves as determined by the Board in good faith), (i) less all corporate expenses of the Company after the date hereof not otherwise taken into account in determining Realized Value, and (ii) plus all corporate income of the Company after the date hereof not otherwise taken into account in determining Realized Value.

"Class C Equivalent Interest" means to the sum of the number of Class C Equivalents then held by a Member divided by the number of Class C Equivalents then outstanding. "Class C Equivalents" means (i) in the case of Class C Units, one, and (ii) in the case of Class D Units issued upon conversion of Class A Units, one minus the quotient obtained by dividing (a) the number of months between the date of the issuance that Class D Unit on conversion and the date of the distribution by (b) the sum of 18 plus the number of months between January 1, 2002 and the date of the distribution, and (iii) in the case of the 48 Class D Units originally issued under Section 2, one minus the quotient obtained by dividing (a) the number of months between November 30, 2001 and the date of the distribution by (b) the sum of 17 plus the number of months between November 30, 2001 and the date of the distribution.

"Member" means, in addition to those persons included pursuant to the definition in the Agreement, the Class C Unit Members and the Class D Unit Members.

"Other Assets" means additional Eagle Mountain property (other than the MRC), the Lake Tamerisk Property, and including miscellaneous related water, land and mineral assets.

"Monetized" means the conversion (through sale, lease or other methods) of substantially all of the value of an asset into cash or marketable securities, or the right to receive future payments of cash or marketable securities without substantial additional operating risk. If the Board determines to hold an asset on an income producing basis and distribute the cash received therefrom to the Members of the Company from time to time, the Board may declare the asset Monetized.

"Realized Value" means the aggregate of all consideration received by the Company with regard to that asset after the date thereof, whether in cash or any property, net of (i) all expenses directly related to that asset, whether operational or transactional (including brokerage and legal costs), but not including any overhead charges, and (ii) taxes on that amount at the rate assumed in the Valuation Analysis provided to the Class C Unit Members and the Class D Unit Members. If the consideration in a Transaction is paid in whole or in part in the form of securities or other assets, the value of such securities or other assets shall be fair market value thereof (based, in the case of securities with an existing public trading market, on the last sales price for such securities on the last trading day prior to the event involved), although the Board may distribute the assets in kind.

"Unit" means, in addition to those Units included pursuant to the definition in the Agreement, all Class C Units and Class D Units.

"West Valley MRF" means that materials recycling and transfer facility owned by West Valley MRF, LLC located in San Bernardino County, California in which the Company owns 50 percent (50%) through its wholly-owned subsidiary Kaiser Recycling LLC.

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